UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On December 29, 2021, Beijing local time, Scienjoy Holding Corporation (“we”, “us”, the “Company” or “SHC”) entered into an Equity Acquisition Framework Agreement (the “Framework Agreement”) with Golden Shield Enterprises Limited (“Golden Shield”), Beijing Weiliantong Technology Co., Ltd. (“Weiliantong”, together with Golden Shield, the “Target Companies”, and each a “Target Company”), Tianjin Yieryi Technology Co., Ltd. (“Yieryi”), Wolter Global Investment Limited (“Wolter Global”, together with Yieryi, the “Sellers”, and each a “Seller”) and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (“Weilaijin”), which is one of the shareholders of Yieryi. Pursuant to the Framework Agreement, the Company, or its affiliates designated by the Company, will acquire all of the outstanding equity interests of (i) Weiliantong from Yieryi and (ii) Golden Shield from Wolter Global (the “Acquisitions”). Yieryi and Wolter Global are under common control.

The transaction contemplated under the Framework Agreement target to close on January 1, 2022 (the “Closing”), subject to the signing of the Equity Interest Transfer Agreement and the Share Transfer Agreement described below.

Upon the closing of transactions contemplated in the Framework Agreement, the Company will acquire 100% of the issued and outstanding securities of Weiliantong and Golden Shield for an aggregate consideration of RMB280 million (approximately US$43.8 million), including RMB100 million (approximately US$15.6 million) in cash and RMB180 million (approximately US$28.2 million) in our Class A ordinary shares. The cash consideration includes RMB13.8 million (approximately US$2.2 million) cash to Yieryi and repayment of (i) the outstanding loans of Yieryi in an aggregate amount of RMB77.4 million (approximately US$12.1 million) and (ii) a third-party loan incurred by Weiliantong in an amount of RMB8.8 million (approximately US$1.4 million). The shares consideration consists of RMB20.8 million (approximately US$3.3 million) in our Class A ordinary shares to be issued to Weilaijin (the “Weilaijin Share Consideration”), a shareholder of Yieryi, and RMB159.2 million (approximately US$24.9 million) in our Class A ordinary shares to be issued to Wolter Global (the “Wolter Global Share Consideration”).

As part of the transaction, at the Closing, Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. (“Zhihui Qiyuan”), a variable interest entity of SHC designated by SHC under the Framework Agreement, will enter into an Equity Interest Transfer Agreement with Yieryi, pursuant to which Yieryi will transfer all of the equity interest held by it in Weiliantong to Zhihui Qiyuan.

Additionally as part of the transaction, at the Closing, Scienjoy Inc., a wholly owned subsidiary designated by SHC under the Framework Agreement, will enter into a Share Transfer Agreement with Wolter Global, pursuant to which Scienjoy Inc. will acquire all of the issued and outstanding equity interest of Golden Shield from Wolter Global.

SHC’s share issuance to Weilaijin is subject to Weilaijin’s obtaining its approval for Offshore Direct Investment (the “ODI Approval”). If Weilaijin obtains its ODI Approval before March 15, 2022, the Company will issue the Weilaijin Share Consideration to Weilaijin. In the event that Weilaijin fails to complete the ODI filings by March 15, 2022 and fails to designate another qualified entity, the Company will issue all Weilaijin Share Consideration to Wolter Global and Yieryi shall have the right to repurchase all the equity interest held by Weilaijin in Yieryi before April 1, 2022, at the price of RMB20.8 million (approximately US$3.3 million).

The Wolter Global Share Consideration will be issued as follows: (i) within twenty (20) business days following the Closing, the Company will issue 80% of the Wolter Global Share Consideration to Wolter Global; (ii) the remaining 20% shall be issued in two equal installments if the target companies shall have achieved the respective performance goal for the year 2022 and 2023.

In connection with the issuance of Weilaijin Share Consideration to Weilaijin, on December 29, 2021, Beijing local time, Yieryi, Weilaijin and certain other parties entered into an Equity Repurchase Agreement, pursuant to which Yieryi has a right to repurchase from Weilaijin all the equity interest held by Weilaijin in Yieryi for a price of RMB1. Additionally in the event that the Class A ordinary shares issued to Weilaijin are not registered with the U.S. Securities and Exchange Commission within 180 days subsequent to the issuance of such shares, Weilaijin has options to (x) continue to hold such shares until completion of the share registration, or (y) request Yieryi to purchase all such shares at a price determined by a formula provided in the Equity Repurchase Agreement.

As part of the transaction, on December 29, 2021, Beijing local time, one of the shareholders of Yieryi, entered into an Equity Interest Purchase and Sale Agreement with Zhihui Qiyuan (Hainan) Investment Co., Ltd., a variable interest entity of the Company, pursuant to which such shareholder shall pay RMB30 million (approximately US$4.7 million) to purchase the 12% equity interest of Yieryi from Zhihui Qiyuan (Hainan) Investment Co., Ltd.

In connection with the consummation of the transactions, each of Weilaijin and Wolter Global will enter into a Resale Lock-Up Agreement, respectively, pursuant to which each of Weilaijin and Wolter Global agrees to be subject to a 180 day lock-up period.

The foregoing summary descriptions of each of the Framework Agreement, the Equity Interest Transfer Agreement, the Share Transfer Agreement, the Equity Repurchase Agreement, the Equity Interest Purchase and Sale Agreement and Resale Lock-Up Agreements do not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Framework Agreement, the Equity Interest Transfer Agreement, the Share Transfer Agreement, the Equity Repurchase Agreement, the Equity Interest Purchase and Sale Agreement and Resale Lock-Up Agreements, which are filed as Exhibit 99.2, 99.3, 99.4, 99.5, 99.6,99.7 and 99.8 respectively to this Current Report on Form 6-K, and each is hereby incorporated herein by reference.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 29, 2021.
99.2	Equity Acquisition Framework Agreement by and among Scienjoy Holding Corporation, Golden Shield Enterprises Limited, Beijing Weiliantong Technology Co., Ltd., Tianjin Yieryi Technology Co., Ltd., Wolter Global Investment Limited and Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) dated December 29, 2021.
99.3	Form of Equity Interest Transfer Agreement between Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. and Tianjin Yieryi Technology Co., Ltd.
99.4	Form of Share Transfer Agreement between Scienjoy Inc. and Wolter Global Investment Limited.
99.5	Equity Repurchase Agreement by and among Tianjin Yieryi Technology Co., Ltd., Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Zhihui Qiyuan (Hainan) Investment Co., Ltd, Junpeng Guo and Ting Zhao dated December 29, 2021.
99.6	Equity Interest Purchase and Sale Agreement by and among Zhihui Qiyuan (Hainan) Investment Co., Ltd. Junpeng Guo, Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership), Ting Zhao and Tianjin Yieryi Technology Co., Ltd dated December 29, 2021.
99.7	Form of Resale Lock-up Agreement between Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) and Scienjoy Holding Corporation.
99.8	Form of Resale Lock-up Agreement between Wolter Global Investment Limited and Scienjoy Holding Corporation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: December 29, 2021	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

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